UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                    FORM 12b-25

                                            Commission File Number 333-78625-11

                            NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR
             For Period Ended: January 2, 2000
                               ---------------
             [  ] Transition Report on Form 10-K
             [  ] Transition Report on Form 20-F
             [  ] Transition Report on Form 11-K
             [  ] Transition Report on Form 10-Q
             [  ] Transition Report on Form N-SAR
             For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1--REGISTRANT INFORMATION

TRIARC BEVERAGE HOLDINGS CORP.
------------------------------
(Full Name of Registrant)

------------------------------
(Former Name if Applicable)

280 Park Avenue
---------------
(Address of Principal Executive Office (Street and Number))

New York, New York 10017
------------------------
(City, State and Zip Code)

PART II--Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense;
           | (b) The subject annual report, semi-annual report, transition | report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
[X] | portion thereof, will be filed on or before the fifteenth calendar | day following the prescribed due date; or the subject quarterly | report or transition report on Form 10-Q, or portion thereof, | will be filed on or before the fifth calendar day following the | prescribed due date; and
           | (c) The accountant's statement or other exhibit required by | Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Triarc Beverage Holdings Corp. (the "Company") could not complete the electronic filing of its Annual Report on Form 10-K for the fiscal year ended January 2, 2000 (the "Form 10-K") by the prescribed filing date of April 3, 2000 without unreasonable effort or expense as a result of the following:

         The Company became a new registrant subject to Form 10-K filing requirements in connection with its filing a registration statement on Form S-4 (the "Form S-4") which was declared effective December 23, 1999 and completing an exchange offer pursuant thereto on January 28, 2000 with respect to its $300.0 million principal amount of 10 1/4% senior subordinated notes due 2009. The Company is a 99.9% owned subsidiary of Triarc Consumer Products Group, LLC ("TCPG") which is a wholly-owned subsidiary of Triarc Companies, Inc. ("Triarc"). Certain of Triarc's key personnel that were or are integral to the completion of the Form S-4 and the Form 10-K of the Company are also integral to the completion of the Annual Report on Form 10-K for the year ended January 2, 2000 for each of Triarc and TCPG, which also became a new registrant because it was a co-issuer of the senior subordinated notes registered pursuant to the Form S-4. The completion of all of these filings placed significant time constraints on Triarc's key personnel referred to above. As result, the Company has been unable to finalize the consolidated financial statements for its Form 10-K without unreasonable effort or expense due to the time constraints on such personnel.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Fred Schaefer                (212)                      451-3000
         -------------                -----                      --------
            (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.

                      TRIARC BEVERAGE HOLDINGS CORP.
                      ------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2000                  By:/s/ Fred H. Schaefer
                                     --------------------
                                     Fred H. Schaefer
                                     Vice President and Chief Accounting Officer

                                                                       Annex A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-K for its fiscal year ended January 2, 2000 ("1999") was not filed by the prescribed date of April 3, 2000. The Company expects to report in its consolidated financial statements in its Form 10-K (1) revenues of $651.1 million for 1999 compared with $611.5 million for its fiscal year ended January 3, 1999 ("1998"), (2) operating profit of $56.6 million for 1999 compared with $56.2 million for 1998 and (3) net income of $3.6 million for 1999 compared with $19.2 million for fiscal 1998.

The aforementioned revenues are higher in 1999 compared with 1998 principally due to the effects of increased sales volume from new products and the acquisition of a distributor and, to a lesser extent, higher average selling prices of premium beverages. Operating profit increased only slightly despite the increase in revenues primarily due to capital structure reorganization charges of $3.3 million in 1999 which resulted from equitable adjustments that were made to the terms of outstanding options under the Company's stock option plan. The decrease in net income, despite a small increase in operating profit, was principally due to increased interest expense resulting from higher average levels of debt in connection with debt refinancings in February 1999, a non-recurring gain on sale of an affiliate in 1998 and an extraordinary charge in 1999 representing the early extinguishment of debt in connection with those refinancings.